May 4, 2005

<u>Via US Mail and Facsimile</u>

Thomas Severson
Chief Financial Officer
American Media Operations, Inc.
1000 American Media Way
Boca Raton, Florida 33464

Re: American Media Operations, Inc
**   Form 10-K for the Year Ended March 29, 2004**
**   Commission File Number: 001-11112**

Dear Mr. Severson:

        We have reviewed your April 26, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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1. Refer to our previous comment 1. Please provide us with a copy of the debt agreement containing the EBITDA covenant as support for inclusion of debt covenant EBITDA as suggested in your previous response.

2. Refer to our previous comment 8. Please expand your disclosure to include a discussion of the amounts in question similar to that included in your previous response as your current disclosure regarding both the recapitalization and the Weider acquisition are unclear as to the amounts included in your Statement of Cash Flows.

3. Refer to our previous comment 13. Given the nature of your business and the terms of your return policies, disclosures regarding the methods by which you estimate sales and returns should be significantly expanded in the Critical Accounting Policies and Estimates section of your MD&A. Refer to Section V of Release No. 33-8350 and to our 2002 Critical Accounting Policies Proposal for guidance and revise. Please note that this guidance

suggests an analysis of uncertainties, a discussion of past accuracy and of potential changes in estimates and assumptions and an analysis of sensitivity to change, as appropriate.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3816 with any other questions.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant